Exhibit 12.1

MGI Pharma, Inc.

Ratio of Earning to Fixed Charges

	For the six months ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings
Income (loss) before income taxes	$5,556	$(13,600)	$(61,908)	$(36,064)	$(34,825)	$(9,903)	$5,053

Add
Adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	—	—	—	—	—	—	—
Fixed Charges	2,703	737	1,476	485	745	152	136
Distributed income of equity investees	—	—	—	—	—	—	—
MGI’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—

Subtract
Interest Capitalized	—	—	—	—	—	—	—
Preference security dividend	—	—	—	—	—	—	—
Minority Interest in pre-tax income	—	—	—	—	—	—	—

Total Earnings	$8,259	$(12,863)	$(60,432)	$(35,579)	$(34,080)	$(9,751)	$5,189

Fixed Charges
Interest Expensed	$2,479	$499	$998	$83	$—	$—	$—
Interest Capitalized	—	—	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—	—
Assumed interest element within rent expense	224	238	478	402	745	152	136
Preference Security Dividend Requirements	—	—	—	—	—	—	—

Total Fixed Charges	$2,703	$737	$1,476	$485	$745	$152	$136

Ratio of Earnings to Fixed Charges	3.06	N/A	N/A	N/A	N/A	N/A	38.15

Deficiency of Earnings to Fixed Charges	$—	$(13,600)	$(61,908)	$(36,064)	$(34,825)	$(9,903)	N/A